
TORNET

December 18, 2002

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States



03045391



Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

Fastighets AB Tornet

Postadress
Box 623
182 16 Danderyd

Besöksadress
Karlsrovägen 2 A

Telefon
08-544 905 00

Telefax
08-544 905 30

e-mail
tornet@tornet.se

Org nr
556256-1208

Styrelsens säte: Stockholm

www.tornet.se

Enclose.





TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.8 million square metres and a book value of over SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

Tornet's managing director to leave the company

Sverker Lerheden has decided to invoke the Change of Control clause included in his contract of employment with Tornet and will accordingly resign as managing director of Fastighets AB Tornet on 31 March 2004. Tornet's board of directors is holding discussions with Sverker Lerheden on the forms for his possible continued participation in the company.

Danderyd, 18 December 2003

Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00
Britt-Marie Einar, IR Manager, Fastighets AB Tornet, +46-8-544 905 08, +46-70-576 92 08